UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number 001-42492

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE BEACON ROOFING SUPPLY, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BEACON ROOFING SUPPLY, INC.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170

THE BEACON ROOFING SUPPLY, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the Board of Directors of The Beacon
Roofing Supply, Inc. 2023 Employee Stock Purchase Plan
Herndon, Virginia:
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of The Beacon Roofing Supply, Inc. 2023 Employee Stock Purchase Plan (the Plan) as of December 31, 2024 and 2023, the related statements of operations and changes in plan equity for the year ended December 31, 2024 and for the period from July 1, 2023 through December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Beacon Roofing Supply, Inc. 2023 Employee Stock Purchase Plan as of December 31, 2024 and 2023, and the results of its operations and changes in plan equity for the year ended December 31, 2024 and for the period from July 1, 2023 through December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2024.

/s/ SC&H Attest Services, P.C.

Sparks, Maryland
March 31, 2025

THE BEACON ROOFING SUPPLY, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN
Statements of Financial Condition

	December 31,
	2024	2023
Assets:
Participant contributions held by Beacon Roofing Supply, Inc.	$4,995,006	$4,163,341
Total assets	$4,995,006	$4,163,341

Liabilities:
Payable to purchase shares	$4,912,425	$4,108,250
Refunds due to participants	82,581	55,091
Total liabilities	$4,995,006	$4,163,341

Plan equity	$—	$—
Total liabilities and plan equity	$4,995,006	$4,163,341

See accompanying notes to financial statements

THE BEACON ROOFING SUPPLY, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN
Statements of Operations and Changes in Plan Equity

	Year Ended December 31, 2024	Period from July 1, 2023 through December 31, 2023
Additions:
Participants' contributions, net of withdrawals	$9,272,097	$4,163,341
Total additions	9,272,097	4,163,341

Deductions:
Cost of shares purchased	8,321,240	—
Payable to purchase shares	4,912,425	4,108,250
Refunds paid to participants	119,192	—
Refunds due to participants	82,581	55,091
Prior year contributions used for current year purchase	(4,108,250)	—
Prior year refunds refunded to participants during the current year	(55,091)	—
Total deductions	9,272,097	4,163,341

Net change in plan equity	—	—

Plan equity:
Beginning of period/year	—	—
End of period/year	$—	$—

See accompanying notes to financial statements

THE BEACON ROOFING SUPPLY, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of The Beacon Roofing Supply, Inc. 2023 Employee Stock Purchase Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. In the event there is a conflict between the Plan document and other Plan materials, the provisions of the Plan document prevail.

General

On May 17, 2023, the stockholders of Beacon Roofing Supply, Inc. (“the Company”) approved the adoption of the Plan. The Plan allows eligible employees an opportunity to obtain a proprietary interest in the continued growth and prosperity of the Company through ownership of shares of the Company’s common stock during an offering period, which shall not exceed six months in duration ("Offering Period"). The Plan became effective on May 17, 2023 in conjunction with the approval of the stockholders and the first Offering Period of the Plan occurred from July 1, 2023 through December 31, 2023. All subsequent Offering Periods commence on January 1, and July 1, of each year and end on the last day of each such six-month period, respectively.

The Plan has two components to give the Company increased flexibility in the ability to grant the Company’s common stock under the Plan to U.S. and to Canadian employees, subject to the Plan Administrator’s (as defined below) discretion. First, the Plan authorizes the grant of purchase rights to U.S. employees to purchase shares of the Company’s common stock that are intended to qualify for favorable U.S. federal tax treatment (the “Section 423 Component”) under Section 423 of the Internal Revenue Code of 1986 (the "Code"), pursuant to which the Plan is not subject to taxation. Second, to facilitate participation for Canadian employees, the Plan also provides for the grant of purchase rights to purchase shares of the Company’s common stock that are not intended to be tax-qualified under Section 423 of the Code (the “Canada Non-Section 423 Component”). The Plan Administrator designates offerings under the Canada Non-Section 423 Component and, except as otherwise determined by the Plan Administrator or as provided in the Plan, the Canada Non-Section 423 Component is operated and administered in the same manner as the Section 423 Component.

Administration

The Plan Administrator is the Company's Compensation Committee (the "Committee"), whose members are appointed by the Company's Board of Directors (the "Board"). The Committee has broad administrative authority over the Plan, including (i) all questions regarding the interpretation of the Plan; (ii) any form of agreement or other document employed by the Company in the administration of the Plan; and (iii) any purchase rights granted under the Plan. The Committee also has responsibility for determining all relevant terms and conditions of the purchase rights granted to employees. The Committee may assign any of its administrative tasks and authorities set forth under the Plan to officers, employees, or third-party vendors.

Participation

Only employees may participate in the Plan. For this purpose, an “employee” is any person who renders services to the Company. The following employees are excluded from participation: (1) any employee who has been employed for less than ninety full calendar days as of the beginning of an Offering Period, (2) any employee whose customary employment is 20 hours or less per week, or (3) with respect to the Canada Non-Section 423 Component, any employee who is an employee of the Company’s Canadian subsidiaries if the grant of a purchase right is prohibited under applicable Canadian law. Additionally, no employee will be granted a right to purchase the Company’s stock under the Plan if, immediately after such grant, such employee would own or hold the option to purchase 5% or more of the total combined voting power or value of all the Company’s common stock of the Company.

Participant Contributions

Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions as a percentage of compensation. Participants are prohibited from purchasing shares with an aggregate fair market value in excess of $25,000 in any calendar year. All payroll deductions made for a participant are credited to the participant’s account under the Plan and are included with the general funds of the Company. Funds received may be used by the Company for any corporate purpose. No interest is paid on a participant’s contributions to the Plan. The employer does not make contributions to the Plan. Participant contributions are recorded in the period that the participants' payroll deductions are made. Participant contributions are not subject to vesting and are therefore fully vested at all times.

Participant Accounts

The Plan’s record-keeper maintains a brokerage account in the name of each participant to which each participant’s contributions are recorded. As soon as practicable after each Purchase Date (as defined below), the shares purchased by each participant are deposited into the participant’s brokerage account, which is not considered to be a Plan asset.

Share Purchases

The Plan allows participants to purchase common stock at the lower of 85% of the fair market value of a share of common stock on the first trading day of the Offering Period (the "Offering Date") or 85% of the fair market value of a share of common stock on the last trading day of an Offering Period (the "Purchase Date"), except as otherwise established by the Committee. The Plan does not allow for fractional shares of common stock to be purchased on behalf of participants.

The maximum aggregate number of shares of the Company’s common stock that may be issued under the Plan is 1,000,000. During the year ended December 31, 2024, the Company issued 57,977 shares and 57,304 shares of the Company's common stock as a result of purchases by Plan participants for the Offering Periods ended December 31, 2023 and June 30, 2024, respectively. As of December 31, 2024, the Company recorded a payable to purchase 66,555 shares for the Offering Period ended December 31, 2024, which were subsequently issued to Plan participants on January 2, 2025. As of December 31, 2024, the Company had 818,164 shares issuable under the Plan, inclusive of the shares issued to plan Participants for the Offering Period ending December 31, 2024.

Withdrawals

A participant may stop his or her payroll deductions in a given Offering Period by delivery of a notice to stop payroll deductions and may withdraw from the Plan by signing and delivering to the Plan Administrator (or assignee in accordance with the Plan Administration outlined above) a notice of withdrawal on a form provided by the Plan Administrator for such purpose at least 30 days (or such other number of days determined by the Plan Administrator prior to commencement of an Offering Period) before the end of an Offering Period. Unless the participant withdraws from the Plan, stopping payroll deductions in a given Offering Period will not result in withdrawal from the Plan or any succeeding Offering Period. At the time of notice to withdraw by the participant, such amounts contributed during the Offering Period are refunded to the participant. Separately, a participant who voluntarily withdraws from the Plan may not resume participation in the Plan in the same Offering Period for which he or she withdrew, but may resume participation in the Plan at a later time and participate in any subsequent Offering Period if then eligible by complying with the Plan’s participation requirements. In the event that there are excess contributions remaining after the purchase of shares of common stock due to the fact that fractional shares may not be purchased, such contributions are refunded to the participant as soon as possible after the stock purchase is complete. During the year ended December 31, 2024 and the period from July 1, 2023 through December 31, 2023, participant withdrawals from the Plan totaled $331,913 and $107,674, respectively, which is presented as a reduction in participants' contributions on the accompanying Statements of Operations and Changes in Plan Equity. As of December 31, 2024 and 2023, the Plan has accrued for a liability totaling $82,581 and $55,091, respectively, primarily related to contributions that will be refunded to participants subsequent to year-end due to inadequate funds to purchase whole shares of common stock.

Termination of Employment

Termination of a participant’s employment for any reason, including retirement, disability or death, or failure to remain an eligible employee, immediately terminates his or her participation in the Plan. In such event, the payroll deductions credited to the participant’s account since the last Purchase Date will be returned without interest to such participant (or deceased participant’s estate). A participant whose participation has been terminated other than for death may become eligible to participate in the Plan again by complying with the Plan’s participation requirements.

Administrative Expenses

All expenses incurred in connection with the operation and administration of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

Plan Amendment or Termination

The Company's Board may at any time amend or terminate the Plan, provided that such termination does not affect, or such amendment does not adversely affect, the purchase rights previously granted under the Plan. Additionally, an amendment to the Plan must be approved by the stockholders of the Company within 12 months of the adoption of such amendment if such amendment: (1) authorizes the sale of more shares of the Company's common stock than are authorized for issuance under the Plan, (2) changes the definition of the entities that may be designated by the Plan Administrator as participating companies, or (3) otherwise requires stockholder approval under applicable law. Unless otherwise amended, the Plan is scheduled to terminate on May 17, 2033.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Purchases

Stock purchases and the related allocation to participants' accounts are recorded as of the trade date.

NOTE 3 — PLAN ASSETS

The Plan's cash is maintained by the Company on behalf of the Plan.

NOTE 4 — SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued, and determined the following material events require disclosure in the financial statements.

Merger Agreement
On March 20, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QXO, Inc. a Delaware corporation (“QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, QXO will cause Merger Sub to amend its previously commenced tender offer, which was commenced on January 27, 2025 and contemplated a purchase of all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a price of $124.25 per Share (such offer, the “January Offer”), to increase the purchase price of the Shares to $124.35 per Share (such amount, the “Offer Price”) in cash, without interest, and to make such other amendments as contemplated by and to reflect the execution, terms and conditions of the Merger Agreement (the revised offer, which will supersede the January Offer, the “Offer”). As soon as practicable following (and in any event, on the same day as) the consummation of the Offer, and subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with the Company surviving the Merger as a wholly owned subsidiary of QXO and without a vote of the stockholders of the Company. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding that is not tendered and accepted pursuant to the Offer (other than “cancelled shares” and “dissenting shares”, as further described in the Merger Agreement) will thereupon be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest.

Pursuant to the Merger Agreement, prior to the effective time of the Merger, the Company will take actions to ensure that (i) no new participants will enroll, existing participants will not increase their payroll deductions under, and no new Offering Period will commence under the Plan, (ii) outstanding purchase rights under the Plan will be automatically exercised as of the earlier of the first scheduled Purchase Date following the date of the Merger Agreement or a date that is no later than the last trading day before the effective time of the Merger, and (iii) if requested by QXO in writing at least ten (10) business days prior to the effective time of the Merger, the Plan will be terminated as of the effective time of the Merger.

Pursuant to the Merger Agreement, the Company expects to file with the Securities and Exchange Commission an amended Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer.

Rights Agreement

On January 27, 2025, the Company adopted a stockholder rights agreement (the “Rights Agreement”) and declared a dividend of one right (a “Right”) for each outstanding Share to stockholders of record at the close of business on February 7, 2025. Each right entitles its holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at an exercise price of $640.00 per right, subject to adjustment. The rights are set to expire on the close of business on January 26, 2026, unless, prior to such date, stockholder approval has been obtained to extend the term of the rights or the rights have otherwise been redeemed or terminated in accordance with the Rights Agreement.

On March 20, 2025, the Company amended the Rights Agreement so that, among other changes, QXO and its subsidiaries and affiliates would not be deemed an “Acquiring Person” by virtue of (i) the execution of, or entry into, the Merger Agreement, (ii) the execution of, or entry into, any other contract or instrument in connection with the Merger Agreement, (iii) their acquisition of (or their right to acquire) beneficial ownership of the Shares as a result of their execution of the Merger Agreement or (iv) the commencement or consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Amendment will terminate upon the termination of the Merger Agreement for any reason. Additionally, the Amendment provides that the Rights and the Rights Agreement itself will terminate and expire immediately prior to the effective time of the Merger.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of SC&H Attest Services, P.C.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON ROOFING SUPPLY, INC.
THE BEACON ROOFING SUPPLY, INC. 2023 EMPLOYEE STOCK PURCHASE PLAN

Date: March 31, 2025		/s/ PRITHVI S. GANDHI
	By:	Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer